VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

TAHOE RESOURCES INC.
(the “Company”)

The Company reports the results of the following matters that were voted upon by the shareholders of the Company at its annual meeting held on May 3, 2018:

1.	The ten nominees set forth in the Company’s management information circular dated March 9, 2018 were elected as directors of the Company by a vote carried out by a show of hands.

2.	Deloitte LLP, Chartered Accountants, was appointed as auditor of the Company.

3.

An advisory vote on Say on Pay, to accept the Company’s approach to executive compensation, was approved by shareholders by a vote carried out by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 194,016,201 (95.62%); Votes Against – 8,884,554 (4.38%).

4.

A resolution to approve amendments to the Share Option and Incentive Share Plan was approved by shareholders by a vote carried out by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 195,143,020 (96.25%); Votes Against – 7,606,934 (3.75%).

5.

A resolution to approve the new Performance Share Award Plan was approved by shareholders by a vote carried out by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 200,250,319 (98.73%); Votes Against – 2,575,035 (1.27%).

6.

A resolution to approve amendments to the Company’s Articles to increase the quorum requirement was approved by shareholders by a vote carried out by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 202,048,243 (99.62%); Votes Against – 777,112 (0.38%).

7.

A resolution to approve other amendments to the Company’s Articles was approved by shareholders by a vote carried out by ballot. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows: Votes For – 202,062,826 (99.62%); Votes Against – 762,529 (0.38%).